18007949

S

Washington, ...

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
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| SEC FILE NUMBER |
|---|
| 8-69508 |

SEC Mail Processing

MAY 3 0 2018

Washington, DC

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 04/01/17 (MM/DD/YY) AND ENDING 03/31/18 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Edelweiss Financial Services Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

205 E. 42nd St., 20th Floor
(No. and Street)

New York (City) NY (State) 10117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldman & Company, CPA's PC
(Name – *if individual, state last, first, middle name*)

316 Alexander St, Ste 4 (Address) Marietta (City) GA (State) 30060 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, Ranganathan Purushothaman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Edelweiss Financial Services Inc, as of March 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KEVIN A RICHARDSON
Notary Public – State of New York
NO. 01RI6368709
Qualified in Kings County
My Commission Expires Dec 18, 2021

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# Edelweiss Financial Services, Inc.

FINANCIAL STATEMENTS FOR THE YEAR ENDING MARCH 31, 2018

AND REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

# Edelweiss Financial Services, Inc.

## Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder of
Edelweiss Financial Services, Inc.

**Opinion on the Financial Statements**

We have audited the accompanying statement of financial condition of Edelweiss Financial Services, Inc. as of March 31, 2018, the related statements of operations, changes in shareholder's equity and cash flows for the year ended March 31, 2018 and the related notes and schedules 1, 2 and 3 (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Edelweiss Financial Services, Inc. as of March 31, 2018, and the results of its operations and its cash flows for the period ended March 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

These financial statements are the responsibility of Edelweiss Financial Services, Inc.'s management. Our responsibility is to express an opinion on Edelweiss Financial Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the company in accordance with the U.S Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The schedule's 1, 2, and 3 have been subjected to audit procedures performed in conjunction with the audit of Edelweiss Financial Services, Inc.'s financial statements. The supplemental information is the responsibility of Edelweiss Financial Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the schedule's 1, 2. and 3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Goldman & Company CPA's PC

We have served as the Company's auditor since 2016.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
May 29, 2018



316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

# Edelweiss Financial Services, Inc.

**STATEMENT OF FINANCIAL CONDITION**
**March 31, 2018**

## ASSETS

| | |
|---|---|
| **CURRENT ASSETS:** | |
| Cash and cash equivalents | 792,958 |
| Related party accounts receivable | 438,804 |
| Rent Deposits | 14,328 |
| Total Current Assets | 1,246,090 |
| Net Fixed Assets | 2,368 |
| Other Assets | |
| Deferred Taxes | 53,573 |
| Total Othert Assets | 53,573 |
| TOTAL ASSETS | 1,302,031 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | |
|---|---|
| **CURRENT LIABILITIES:** | |
| Accrued expenses | 164,972 |
| Income Tax payable | 3,000 |
| **Total Current Liabilities** | 167,972 |
| **STOCKHOLDER'S EQUITY** | |
| Common stock, 100 shares authorized, no par value | |
| 1 share issued and outstanding | |
| Paid-in capital | 1,250,000 |
| Accumulated Deficit | (115,941) |
| Total Stockholder's Equity | 1,134,059 |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | 1,302,031 |

The accompanying notes are an integral part of these financial statements.

# Edelweiss Financial Services, Inc.

## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDING MARCH 31, 2018

| | |
|---|---|
| **REVENUE:** | |
| Service Revenue | 740,033 |
| Facility Revenue | 2,205,053 |
| Total revenue | 2,945,086 |
| **OPERATING EXPENSES:** | |
| Payroll and payoll taxes | 2,216,690 |
| Rent | 108,900 |
| Travel | 123,628 |
| Insurance | 69,180 |
| Professional fees | 31,873 |
| Referral Fees | 43,545 |
| Miscellaneous | 3,372 |
| Business meeting expenses | 62,096 |
| Telephone | 6,975 |
| Dues and subscriptions | 9,925 |
| Office expenses | 847 |
| Total expenses | 2,677,031 |
| INCOME BEFORE INCOME TAXES | 268,055 |
| Income tax provision | 83,603 |
| **Net Income** | 184,452 |

The accompanying notes are an integral part of these financial statements.

# Edelweiss Financial Services, Inc.

## STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
## FOR THE YEAR ENDED MARCH 31, 2018

| | |
|---|---|
| **SHAREHOLDER'S EQUITY, BEGINNING OF YEAR** | 949,607 |
| Common stock, 100 shares authorized, no par value<br>1 share issued and outstanding | |
| Net income | 184,452 |
| **SHAREHOLDER'S EQUITY, MARCH 31, 2018** | 1,134,059 |

The accompanying notes are an integral part of these financial statements.

# Edelweiss Financial Services, Inc.

**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDING MARCH 31, 2018**

| | |
|---|---|
| **OPERATING ACTIVITIES:** | |
| Net income | 184,452 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation | 609 |
| Iincome taxes payable | 3,000 |
| Decrease in deferred tax asset | 74,793 |
| Increase in deferred income tax liability | 2,227 |
| Changes in operating assets and liabilities: | |
| Increase in accounts receivable | (47,840) |
| Increase in Rent deposit | (1,278) |
| Decrease in accrued expenses | (36,749) |
| Net cash provided by operating activities | 179,214 |
| **NET INCREASE IN CASH AND CASH EQUIVALENTS** | 179,214 |
| **CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR** | 613,744 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | 792,958 |
| Supplemental Information: | |
| Amounts paid for income taxes | 6,583 |

The accompanying notes are an integral part of these financial statements.

## 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Edelweiss Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company was incorporated on May 29, 2013 under the laws of the State of New York and approved by FINRA as a registered broker dealer on February 24, 2015.

The Company provides Chaperoning services to its affiliate entities selling Indian securities pursuant to Rule 15a-6 of the Securities Exchange Act, and distributes research produced by its affiliate entities in India to Institutional customers in the United States.

Basis of Presentation

The Company maintains its books and records on the accrual basis of accounting for financial reporting purposes, which is in accordance with U.S. generally accepted accounting principles and is required by the SEC and FINRA.

Income Taxes

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status and the decision not to file a return. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions.

Deferred Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year the differences are expected to reverse. The effect of the change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

Estimates

The presentation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Facility income is generally recorded when earned and contractually due. This represents Chaperoning fees which are from foreign affiliates to market their products in the United States. Service income is deteremined on a case by case basis according to the terms negotiated by management and is generally recognized at the time the service is complete and the income is reasonably determinable. This represents research that is available to institutional investors. The use of the research is self-reported by the user. Expense reimbursement represents expenses that are incurred by the Company and reimbursed by affiliates. The Company is evaluating new revenue recognition standards and will implement as required.

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk for cash.

Furniture and equipment

Furniture and equipment are stated at cost less accumulated depreciation and impairment losses, if any. Depreciation is computed using the straight-line method over the estimated useful lives of the respective asset class as follows:

| Asset Class | Useful Life |
|---|---|
| Office furniture and equipment | 5 years |
| Computers | 3 years |

2. **RELATED PARTY TRANSACTION AND CONCENTRATIONS**

For the year ended March 31, 2018, 75% of the Company's revenue was earned from affiliated companies and 100% of the accounts receivable balance are from these companies. The components of the revenue are as follows:

| | Facitities Revenue |
|---|---|
| Edelweiss Securities Limited | $ 364,466 |
| Edelweiss Alternative Asset Advisors Pte Limited | 1,694,342 |
| Edelweiss International (Singapore) Pte Limited | 88,048 |
| Edelweiss Financial Services Limited | 2,500 |
| Aster Commodities DMCC | 55,697 |
| Total | $ 2,205,053 |

This includes $1,610,341 of expenses reimbursed by related parties.

3. **Property and Equipment**

Property and equipment consists of the following at March 31, 2018:

| | |
|---|---|
| Office Furniture, Equipment and Computers | $ 5,788 |
| Less: Accumulated Depreciation | (3,420) |
| Net Fixed Assets | $ 2,368 |

Depreciation expense charged to operations amounted to $609 for the period ended March 31, 2018.

4. **Income Taxes Provision (Benefit)**

The amount of current and deferred tax payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. The Company recognizes and measures its unrecognized tax benefit in accordance with FASB ASC 740, Income Taxes Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires change.

Income tax expense provisions are as follows:

| | March 31, 2018 | | |
|---|---|---|---|
| | Total | Current | Deferred |
| Federal | 50,162 | 48,126 | 1,336 |
| State & Local | 33,441 | 33,250 | 891 |
| Total | 83,603 | 81,376 | 2,227 |

Deferred tax asset:

The Company prepares its tax return on a calendar year basis. The Company's deferred tax asset reflects the net tax effects of net operating loss carryforward for the calendar years 2015 and 2016.
The Company believes that these losses will be realized in the future years and no valuation allowance has been recorded.
As per GAAP accounting procedures, all non-current deferred tax assets and deferred tax liabilities were to be combined and shown either as deferred tax asset or deferred tax liability whichever is higher. Accordingly deferred tax asset as of March 31, 2018 is $71,944, deferred tax asset net of deferred tax liabilty of $18,371 is $53,573.

| | 2018 |
|---|---|
| NOL carried forward for 2018 | 339,010. |

Deferred Tax Liability:

The Company's deferred tax liability reflects the net tax effects of temporary differences betweeen the carrying amount of assets and liaibilities for financial statement purposees and the amount of deferred tax liability as of March 31, 2018 is: $2,227.

**COMMITMENTS AND CONTINGENCIES**

**5.** The Company has evaluated commitments and contingencies in accordance with Accounting Standards Codification 450, Contingencies (ASC 450) and Accounting Standards Codification 440, Commitments (ASC 440). Management has determined that no significant commitments and contingencies exist as of March 31, 2018. The Company has a month to month lease, the rent expense for the year ending March 31, 2018 was $108,900.

**NET CAPITAL REQUIREMENTS**

6. The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2018, the Company had net capital of $624,986 which was $374,986 in excess of its required net capital of $250,000. The Company's percentage of aggregate indebtedness to net capital was 26.40%.

**SUBSEQUENT EVENTS**

7. The Company evaluated subsequent events through May 29, 2018, the date its financial statements were issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.

# Edelweiss Financial Services, Inc.

**SCHEDULE I**

**COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF MARCH 31, 2018**

| | |
|---|---|
| **TOTAL SHAREHOLDER'S EQUITY QUALIFIED FOR NET CAPITAL** | 1,134,059 |
| **DEDUCTIONS AND/OR CHARGES:** | |
| Non-allowable asset - accounts receivable | (438,804) |
| Non-allowable asset - deferred tax asset | (53,573) |
| Non-allowable asset - prepaid expense | (14,328) |
| Non-allowable asset - net fixed assets | (2,368) |
| **NET CAPITAL** | 624,985 |
| **AGGREGATE INDEBTEDNESS -** | |
| Accrued expenses | 164,972 |
| Total Aggregated Indebtedness | 164,972 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT -** | |
| Minimum net capital required | 250,000 |
| Excess net capital | 374,985 |
| Net Capital in excess of the greater of: 10% of aggregate indebtedness or 120% of minimum capital requirements. | 324,985 |
| Percentage of aggregate indebtedness to net capital | 26.40% |

There is no difference in the above computation and the Company's net capital as reported in the Company's Part IIA (unaudited) amended FOCUS report as of March 31, 2018.

March 31, 2018

## SCHEDULE II

### COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company does not hold funds or securities for, or owe money or securities to, customers.

## SCHEDULE III

### INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

The Company is exempt from the provisions of Rule 15c3-3 under the Security Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the rule. The Company did not maintain possession or control of any customer funds or securities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder
of Edelweiss Financial Services, Inc.

We have reviewed management's statements, included in Edelweiss Financial Services, Inc.'s Annual Exemption Report, in which (1) Edelweiss Financial Services, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Edelweiss Financial Services, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(i) (the "exemption provisions") and (2) Edelweiss Financial Services, Inc. stated that Edelweiss Financial Services, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Edelweiss Financial Services, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Edelweiss Financial Services, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Goldman & Company CPA's PC

Goldman & Company, CPA's, P.C.
Marietta, GA
May 29, 2018



316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

Edelweiss
Ideas create, values protect

Date: May 24, 2018

RE: EXEMPTION REPORT FOR THE PERIOD ENDED MARCH 31, 2018

Edelweiss Financial Services Inc. (the "Company") is responsible for complying with 17 C.F.R. 240.17a-5, "Reports to be made by certain brokers and dealers." We have performed an evaluation of the Company's compliance with the requirements of 17 C.F.R. 240.17a-5 and the exemption provisions in 17 C.F.R. 240.15c3-3(k) (the "Exemption Provisions"). Based on this evaluation, we make the following statements to the best knowledge and belief of the Company:

1. The Company identified the following provisions of 17 C.F.R. 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. 240.15c3-3(k)(2)(i).
2. The Company met the identified Exemption Provisions throughout the most recent fiscal period ended March 31, 2018 without exception.

The Company is exempt from the provisions of 17 C.F.R. 240.15c3-3 of the Securities Exchange Act of 1934 (pursuant to paragraph (k)(2)(i) of such Rule) as the Company does not carry margin accounts and does not hold funds or securities for, or owe money or securities to, customers.

Very truly yours,

Edelweiss Financial Services Inc.

Ranganathan Purushothaman
President

Edelweiss Financial Services Inc.
205 E 42nd Street, 20th Floor
New York, NY-10017
Tel: +1(646) 201 9320

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Board of Directors and Shareholders of
Edelweiss Financial Services, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended March 31, 2018, which were agreed to by Edelweiss Financial Services, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Edelweiss Financial Services, Inc.'s compliance with the applicable instructions of Form SIPC-7. Edelweiss Financial Services, Inc.'s management is responsible for Edelweiss Financial Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board ( United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended, noting trivial differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Goldman & Company, CPA's, P.C.
Marietta, Georgia
May 29, 2018



316 Alexander Street • Suite 4 • Marietta, GA 30060 • 770.499.8558 • FAX 770.425.3683

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

**General Assessment Reconciliation**

For the fiscal year ended 3/31/18

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(35-REV 6/17)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Edelweiss Financial Services Inc
205 E 42nd St., Floor 20
New York, NY 10017

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $4417.70

B. Less payment made with SIPC-6 filed (exclude interest) (2534.33)

Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1883.37

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $1883.37

G. **PAYMENT: √ the box**
**Check mailed to P.O. Box ☐ Funds Wired ☐**
**Total (must be same as F above)** $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

EDELWEISS FINANCIAL SERVICES INC.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President.
(Title)

Dated the 29th day of May, 2018.

**This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.**

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

# DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 04/01/17
and ending 03/31/18

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $2945135

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

______ ______

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions ______

2d. SIPC Net Operating Revenues $2945135

2e. General Assessment @ .0015 Rate effective 1/1/2017 $4417.70

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